EXHIBIT 99.5
Notice to ASX/LSE
Rio Tinto to install carbon free aluminium smelting cells using first ELYSISTM technology licence
28 June 2024
MONTRÉAL, Canada – Rio Tinto will install carbon free aluminium smelting cells at its Arvida smelter in Québec, Canada, using the first technology licence issued by the ELYSIS joint venture. This investment will support the ongoing development of the breakthrough ELYSISTM technology and allow
Rio Tinto to build expertise in its installation and operation.
Rio Tinto will design, engineer, and build a demonstration plant equipped with ten pots operating at
100 kiloamperes (kA). The plant will be owned by a new joint venture in which Rio Tinto and the
Government of Québec, through Investissement Québec, will invest $179 million (CAN$235 million)
and $106 million (CAN$140 million) respectively as equity partners, for a total investment of US$285 million (CAN$375 million).
This facility will use the same technology that has been successfully demonstrated at the ELYSIS
Industrial Research and Development Center in Saguenay—Lac-St-Jean. This pilot operation will be a critical step in Rio Tinto’s learning journey towards full scale industrialization of the ELYSISTM technology.
The plant will have the capacity to produce up to 2,500 tonnes of commercial quality aluminium per year without direct greenhouse gas emissions, with first production targeted by 2027. It will be located adjacent to the existing Arvida smelter, allowing the use of the current alumina supply and casting facilities.
Rio Tinto Aluminium Chief Executive Jérôme Pécresse said: “This investment will further strengthen
Rio Tinto’s industry-leading position in low-carbon, responsible aluminium in North America with our hydro-powered smelters and our recycling capacity. Becoming the first to deploy the ELYSISTM carbon-free smelting technology is the next step in our strategy to decarbonize and grow our
Canadian aluminium operations. In addition to delivering even lower-carbon primary aluminium for our customers, this investment will allow Rio Tinto to build its expertise on installing and operating this new technology, while the ELYSIS joint venture continues its research and development work to scale it up to its full potential.”
Québec Minister of Economy, Innovation and Energy; Minister for Regional Economic Development;
and Minister for the Metropolis and the Montreal Region, Pierre Fitzgibbon, said: “ELYSISTM is a truly disruptive technology for the industry, and it's thanks to Quebec expertise that we are the first in the world to produce GHG-free aluminium. This is a technological innovation with unprecedented benefits for our aluminium sector, which remains an undisputed world leader.”
The Honourable François-Philippe Champagne, Canada’s Minister of Innovation, Science and
Industry, said: “Canada has all it takes to be the global green supplier of choice, which is why our government is collaborating with key industry actors like Rio Tinto to produce low carbon aluminium.
Groundbreaking projects such as the ELYSISTM smelting technology will ensure Canada remains at the forefront of the economy of tomorrow while also staying focused on its carbon reduction goals.
When economic benefits are paired with a commitment to developing green solutions, it’s a win for
Canadian industry, our cleantech ecosystem and our workers.”
ELYSIS joint venture partner Alcoa will have the option to purchase from Rio Tinto a portion of the aluminium produced over the first four years at the Arvida demonstration plant through an offtake agreement.
The joint venture is continuing its research and development program to scale up the ELYSISTM technology and has completed the construction of larger prototype 450 kA cells at the end of an existing potline at Rio Tinto’s Alma smelter. ELYSIS has begun commissioning these industrial prototype cells, with the start-up sequence set to begin in 2024.
Notice to ASX/LSE2 / 3
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com
Notice to ASX/LSE3 / 3